Rabobank Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht
Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Our reference BB/jcd
Date September 5, 2006

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period August 2006 and the Pricing Supplements of August 2006 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

Rabobank

Latest News

31 July 2006

Rabobank strengthens position in real estate

Rabobank intends to acquire Bouwfonds' real estate development and asset management activities from ABN AMRO. The real estate financing activities (BPF) will, with the exception of Rijnlandse Bank, not be acquired. The acquisition will require an investment of EUR 845 million. Rabobank will leverage this acquisition to further crystallise its strategy aimed at achieving a stronger position in the field of real estate in the Netherlands. The group will operate under the name Rabo Bouwfonds.

"The acquisition optimally supplements, deepens and broadens our existing real estate activities, which currently consist of property developer Rabo Real Estate and financier FGH Bank. The finely-meshed network of local Rabobanks enables us to respond quickly to the demand for new real estate that is developed according to the wishes of future users. Together with our new colleagues from Bouwfonds, Rabobank provides expertise that spans all the facets of real estate including development, financing and asset management," says Hans ten Cate, the member of the Rabobank Group Executive Board whose portfolio includes responsibility for the development of the Real Estate Division.

Rabobank is committed to holding a prominent position in the real estate sector in order to be able to serve as many private individuals, companies and other institutions as possible that have (complex) housing issues. It furthermore has the ambition to be able to offer financial returns to real estate investors. Rabobank also aims to be distinctive by developing real estate in a socially responsible manner. Rabo Bouwfonds will especially be able to achieve growth through involvement in the new projects in real estate, such as the (re-)development of city centres and towns, student housing, residential care complexes, shopping centres, (public) housing and office and business premises.

Rabo Bouwfonds will tap into the knowledge and relationships of the local Rabobanks. This will enable the bank to ensure the involvement of the local

community in construction projects. Bouwfonds' many years of experience in developing (public) housing and construction projects commissioned by municipalities and housing corporations will clearly strengthen this approach. These ambitions naturally concur with the Rabobank Group's ambition to attain all-finanz market leadership on all fronts in the Netherlands and to hold the position as the most sustainable bank that demonstrates the highest level of corporate social responsibility.

Bouwfonds and Rabo Real Estate develop a combined total of approximately 9,500 homes a year. This acquisition will also allow Rabobank to enter the European real estate market.
Rabo Bouwfonds Asset Management will manage and initiate funds for private and institutional investors and asset managers. This business unit will furthermore offer innovative and creative investment concepts for these target groups.
Rijnlandse Bank fits in well with the activities of NHB, a division of FGH Bank. Together they will form a strong player in the small business segment. FGH Bank will continue to hold its traditional role as a key player in providing financing to professional parties.

The information and consultative procedure with the employees' organisation and the representative consultation have, when applicable, been initiated. The proposed transaction will be submitted to the supervisory bodies concerned (including De Nederlandsche Bank and the Dutch Competition Authority).

For more information, please contact:

Rabobank Press Information Office, Raymond Salet

030 2162832

06 13748469

Return to the overview

 Top

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1439A
TRANCHE NO: 2
EUR 10,000,000 AEX Garantie Certificaten due 10 October 2012 linked to the AEX Index®

Issue Price: 100.00 per cent.

Rabobank Structured Products

The date of these Final Terms is 1 August 2006.

FINAL TERMS

Potential Investors should be aware they may lose part of their investment, however, only in the case of extraordinary events due to which Early Redemption of the Notes would occur. These events are specifically described under item 27 of Part A of these Final Terms.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO OBTAIN THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in the Offering Circular dated 31 May 2006. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 31 May 2006, which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 11 July 2005 and the supplemental Offering Circulars dated 8 September 2005 and 21 November 2005. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 11 July 2005 and 31 May 2006 and the supplemental Offering Circulars dated 8 September 2005, 12 September 2005 and 21 November 2005. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars and the supplemental Offering Circulars. To the best knowledge and belief of the Issuer the information contained in these Final Terms, is in accordance with the facts and does not omit anything likely to affect the import of such information. The information included herein with respect to the Index consists of extracts from, or summaries of, annual reports and other publicly available information. There can be no assurance that all events occurring prior to the date of these Final Terms that would affect the Index (and therefore the trading price and value of the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure or failure to disclose material future events concerning the Index could affect the trading price and value of the Notes.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of these Final Terms nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer since the date hereof or that the information contained herein is correct as of any date subsequent to this date.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see 'Subscription and Sale' in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars and the supplemental Offering Circulars, contain all information that is material in the context of the issue of the Notes. The Offering Circulars and the supplemental Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1439A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 85,000,000
	(ii)	Tranche:	EUR 10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount (the purchase price will be the price as quoted by Eurolist by Euronext Amsterdam)
6	Specified Denominations:		EUR 100
7	(i)	Issue Date:	3 August 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		10 October 2012
9	Domestic Note:		No
10	Interest Basis:		Index Linked Interest (further specified in item 19 of Part A and in the attached Schedules)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY)

PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable

(i) Index/Formula:

AEX-Index® (Bloomberg: AEX Index)

For more information regarding the Index, see Schedule II as attached to these Final Terms.

Redemption in cash according to the following formula:

$$\mathbf{SD*100\% + SD *} MAX\left(0\,;\frac{Index_{(T)}}{Index_{(0)}}-1\right)$$

Where:
SD: Specified Denomination
$Index_{(0)}$: Closing Price of the Index on the Index Valuation Date being 402.99
$Index_{(T)}$: Arithmetic average of the Closing Prices of the Underlying Index on the Valuation Dates, based on the official Closing Price of the Index on the Exchange.

For further details see the attached Schedule I

(ii) Calculation Agent responsible for calculating the interest due: Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula: Not Applicable

(iv) Sponsor: Euronext Indices B.V.

(v) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable: Not Applicable

(vi) Interest Period(s) or Calculation Periods: Not Applicable

(vii) Interest Period(s) Date(s): Not Applicable

(viii) Interest Determination Date(s): Not Applicable

(ix) Specified Interest Payment Dates: 10 October 2012

	(x) Business Day Convention:	Not Applicable
	(xi) Business Centre(s) (Condition 1(a)):	Amsterdam, London
	(xii) Minimum Rate of Interest:	Not Applicable
	(xiii) Maximum Rate of Interest:	Not Applicable
	(xiv) Day Count Fraction (Condition 1(a)):	Not Applicable
	(xv) Exchange:	Euronext Amsterdam N.V.
	(xvi) Related Exchange:	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	As per formula described under item 19
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Such amount(s) determined by the Calculation Agent which on the early redemption date of the Notes, shall represent the fair market value of the Notes and which shall have the effect – after taking into account, in the case of redemption for taxation reasons, the cost of unwinding any hedging arrangements entered into in respect of the Notes – of preserving for the Noteholders the economic equivalent of the obligations of the Issuer to make the payments, in respect of the Notes, which would, but for such redemption for taxation reasons or on Event of Default, have fallen due after the relevant early redemption date.

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Condition 7 applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and	Not Applicable

		addresses of Managers:	
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	None
37	If non-syndicated, name and address of Dealer:		Rabobank Structured Products Amstelplein 1 1096 HA Amsterdam The Netherlands
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with *Condition* 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of (for Notes not denominated in Euro):		Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		Applicable
	(i)	Numbering and letters:	Not Applicable
	(ii)	Whether CF-Form Notes will be issued:	No
	(iii)	Numbering and letters of CF-Form Notes:	Not Applicable
	(iv)	Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(v)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. The information on the underlying has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced inaccurate or misleading. The Issuer declares that, having taken all reasonable care to ensure that such is the case, the

information contained in these Final Terms is, to the best of his knowledge, in accordance with the facts and contains no omission likely to affect its import.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i) Listing:	Eurolist by Euronext Amsterdam
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of Eurolist by Euronext Amsterdam with effect from 3 August 2006
(iii) Estimate of total expenses related to admission to trading:	EUR 1,000

2 Ratings

Rating:	S&P:	AAA
	Moody's:	Aaa
	Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See "Use of Proceeds" wording in Offering Circular
(ii)	Estimated net proceeds:	EUR 9,995,000
(iii)	Estimated total expenses:	EUR 5,000

6 Yield *(Fixed Rate Notes only)*

Indication of yield: Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*



AEX-Index®
500
480
460
440
420
400
380
360
1-7-2005
1-8-2005
1-9-2005
1-10-2005
1-11-2005
1-12-2005
1-1-2006
1-2-2006
1-3-2006
1-4-2006
1-5-2006
1-6-2006
1-7-2006

Source: Bloomberg

More information on the historic performance and historic price volatility of the AEX-Index® can be found, now and in the future, on www.euronext.com or with your local Rabobank advisor.

The Closing Price of the Index was 456.22 on 28 July 2006.

For further details please refer to the attached Schedule.

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	(a) Temporary ISIN Code:	NL0000168508
	(b) Permanent ISIN Code:	NL0000117489
(ii)	(a) Temporary Common Code:	026327032
	(b) Permanent Common Code:	022913077
(iii)	(a) Temporary Fondscode:	16850
	(b) Fondscode:	11748
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount	As quoted by Eurolist by Euronext Amsterdam
Time period during which the offer is	Not Applicable

open:

Description of the application proces:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Annex 1

DUTCH SUMMARY

BESCHRIJVING VAN DE UITGIFTE VAN EUR 10.000.000 RABO AEX GARANTIE CERTIFICATEN 2012.

Onder het EUR 80.000.000.000 Global Medium-Term Note Programme, gedateerd 31 mei 2006, geeft Rabobank nominaal EUR 10.000.000 Rabo AEX Garantiecertificaten (de "Notes") uit die dooreen leverbaar zullen zijn met de EUR 75,000,000 AEX Garantie Certificaten 2005 due 10 October 2012 linked to the AEX-Index®, die zijn uitgegeven op 10 oktober 2005.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige programma prospectus, gedateerd 11 juli 2005 en de hierbij behorende supplementen (hierna: het "Prospectus") tezamen met het Engelstalige supplement, gedateerd 12 september 2005 (hierna: het "Supplement") en met de onderhavige Engelstalige Final Terms gedateerd 1 augustus 2006. Potentiële investeerders worden hierbij gewezen op de "Risk Factors" op pagina 9 e.v. en op de "Special Considerations" op pagina 18 e.v. van het Prospectus gedateerd 31 mei 2006. Hieronder volgt een samenvatting van de voornaamste kenmerken van de Notes.

De uitgiftedatum voor de Notes is gesteld op 3 augustus 2006. De Notes worden uitgegeven in coupures van EUR 100 per stuk. Bij aankoop geldt de beurskoers van dat moment. Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

De Notes zijn niet rentedragend. Daar staat tegenover dat op de afloopdatum, zijnde 10 oktober 2012, elke Note *recht zal geven op uitbetaling in euro's van een bedrag, berekend volgens de formule in deze* Final Terms.

Per Note zal op de afloopdatum EUR 100 worden terugbetaald, vermeerderd met een additionele uitbetaling. Deze additionele uitbetaling hangt af van de stijging van de AEX-Index®. De stijging van de AEX-index is het verschil tussen de eindwaarde en de startwaarde van de AEX-Index® indien positief. De startwaarde is de slotstand van de AEX-index® op 30 september 2005. De eindwaarde is het rekenkundig gemiddelde van de waarden van de AEX-Index® op 13 maandelijkse observatiedata, in het laatste jaar van de looptijd van de Notes.

De uitbetaling op het einde van de looptijd zal nooit minder zijn dan de gegarandeerde 100% van de nominale waarde van EUR 100 per Note. Potentiële investeerders worden erop gewezen dat de gegarandeerde uitbetaling van EUR 100 per Note alleen geldt op het einde van de looptijd.

De looptijd van de Notes is ongeveer 6 jaar en 2 maanden. De afloopdatum zal 10 oktober 2012 zijn, indien de Notes niet vervroegd zijn afgelost. Alle berekeningen zoals boven beschreven worden berekend door de daarvoor aangewezen agent ('Calculation Agent').

Een aanvraag is gedaan om de Notes aan de effectenbeurs van Euronext Amsterdam te noteren.

Deze samenvatting van voornaamste kenmerken van de Notes is een beschrijving en vertaling van het Prospectus *en de Final Terms. De tekst in de Nederlandse taal is opgesteld om zo nauw als* redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen het Prospectus en de Final Terms en deze Nederlandstalige samenvatting zullen het Prospectus en de Final Terms doorslaggevend zijn.

Het Prospectus en de Final Terms zijn kosteloos verkrijgbaar ten kantore van Rabo Securities, Amstelplein 1, Postbus 94640, 1090 GP Amsterdam.

Schedule I

Defined terms used in this Schedule have the same meaning as in the Offering Circular dated 11 July 2005 or the Supplement dated 12 September 2005 and the Final Terms dated 1 August 2006 unless otherwise stated in this Schedule.

1. Definitions

"**Closing Price**" means the official closing price of the Index as determined by its Sponsor;

"**Index Valuation Date**" means 30 September 2005;

"**SD**" means Specified Denomination being EUR 100;

"**Valuation Dates**" means each of 4 October 2011, 4 November 2011, 5 December 2011, 4 January 2012, 6 February 2012, 5 March 2012, 4 April 2012, 4 May 2012, 4 June 2012, 4 July 2012, 6 August 2012, 4 September 2012, 4 October 2012, each a Valuation Date and together the Valuation Dates;

2. Payment

Under these Notes, the Noteholders will be entitled to receive a payment linked to the performance of the Index, *calculated on* the Valuation Dates. At Maturity Date, the Noteholders are entitled to receive 100% of the amount initially invested. In addition to this an additional payment may be made.

On the Maturity Date the Issuer shall redeem the Notes in cash according to the following formula:

$$\textbf{SD*100\% + SD} * MAX\left(0\,;\frac{Index_{(T)}}{Index_{(0)}}-1\right)$$

This means that on the Maturity Date the investor will receive at least EUR 100 per Note

Where:
$Index_{(0)}$: Closing Price of the Index on the Index Valuation Date, being 402.99;
$Index_{(T)}$: Arithmetic average of the Closing Prices of the Underlying Index on the Valuation Dates.

Schedule II

Information relating to the AEX-index®

All disclosures contained in these Final Terms regarding the AEX-index® are derived from publicly available documents or other specified publicly available sources. The Issuer has not participated in the preparation of such documents nor made any due diligence inquiry with respect to the information provided therein.

The aim of the compiler of the AEX-index® when making operational and periodical adjustments is to ensure that the basic principles of the index are maintained and that the index continues to reflect as closely as possible the value of the underlying portfolio. Operational and periodical adjustments to the selection and/or weighting of securities included in the AEX-index® may not result in the index concerned changing by more than 0.01 index points.

For more information about the AEX-index® see website www.euronext.com.

Disclaimer:

Licensor (Euronext Indices B.V.) has all proprietary rights with relation to the Index. In no way Euronext Indices B.V. sponsors, endorses or is otherwise involved in the issue and offering of the products. Euronext Indices B.V. disclaims any liability to any party for any inaccuracy in the data on which the Index is based, for any mistakes, errors, or omissions in the calculation and/or dissemination of the Index, or for the manner in which it is applied in connection with the issue and offering thereof. "AEX" and AEX-index®" are registered trademarks of Euronext N.V. or its subsidiaries.

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1619A
TRANCHE NO: 1

TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 (the "Notes")

Issue Price: 100.520 per cent.

RBC Capital Markets **Rabobank International**

The date of these Final Terms is 20 July 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1619A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	TRY 50,000,000
	(ii)	Series:	TRY 50,000,000
5	Issue Price:		100.520 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	24 July 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		24 July 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		18.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	18.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	24 July 2007 and 24 July 2008
	(iii)	Fixed Coupon Amount(s):	TRY 180.00 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul and London, subject to condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager (if any):	Royal Bank of Canada Europe Limited
	(iii)	Dealers' Commission:	1.00 per cent. selling concession 0.50 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption		D Rules
39	Additional selling restrictions:		US The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the

		Offering Circular and Subscription Agreement. Turkey Each Manager will be required to acknowledge that pursuant to article 15 of the Decree no. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. Each Manager will be required to represent, agree and warrant that it will not permit the distribution of any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, no. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.
40	Subscription period:	Not Applicable
GENERAL		
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.507042 producing a sum of (for Notes not denominated in Euro):	Euro 25,352,100
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 24 July 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,130

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events..

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 49,480,000
(iii)	Estimated total expenses:	TRY 780,000 (comprising of TRY 30,000 Managers' expenses and TRY 750,000 selling concession and combined management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 17.669 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	ISIN Code:	XS0260835912
(ii)	Common Code:	026083591
(iii)	WKN (German security code):	Not Applicable
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

Tradeable amount: TRY 1,000

So long as the Notes are represented by a temporary Global

Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1619A
TRANCHE NO: 2

TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 (the "Notes")(to be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006)

Issue Price: 101.080 per cent.

(plus 10 days' accrued interest from

and including 24 July 2006 to but excluding 3 August 2006)

RBC Capital Markets **Rabobank International**

The date of these Final Terms is 1 August 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1619A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	TRY 25,000,000 (on the Issue Date the Notes will be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006)
	(ii)	Series:	TRY 75,000,000
5	Issue Price:		101.080 per cent. of the Aggregate Nominal Amount plus 10 days accrued interest from and including 24 July 2006 to but excluding 3 August 2006
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	3 August 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	24 July 2006
8	Maturity Date:		24 July 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		18.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	18.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	24 July 2007 and 24 July 2008
	(iii)	Fixed Coupon Amount(s):	TRY 180.00 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul and London, subject to condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	*Consolidation provisions:*	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager (if any):	Royal Bank of Canada Europe Limited
	(iii)	Dealers' Commission:	1.00 per cent. selling concession 0.50 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption	D Rules
39		Additional selling restrictions:	US The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "*Securities Act*") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the

		Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement. <u>Turkey</u> Each Manager will be required to acknowledge that pursuant to article 15 of the Decree no. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. Each Manager will be required to represent, agree and warrant that it will not permit the distribution of any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, no. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.506945 producing a sum of (for Notes not denominated in Euro):	Euro 12,673,625
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 3 August 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,130

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events..

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 24,998,287.67
(iii)	Estimated total expenses:	TRY 395,000 (comprising of TRY 20,000 Managers' expenses and TRY 375,000 selling concession and combined management and underwriting commission)
6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	17.284 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	ISIN Code:	XS0260835912
(ii)	Common Code:	026083591
(iii)	WKN (German security code):	Not Applicable
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

Tradeable amount:	TRY 1,000 So long as the Notes are represented by a temporary Global

Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1259A
TRANCHE NO: 2
TRY 70,000,000 Zero Coupon Notes due 3 March 2015

(to be consolidated and form a single series with the TRY 130,000,000 Zero Coupon Notes due 2015 issued on 3 March 2005)

Issue Price: 33.15 per cent.

Rabobank International

The date of these Final Terms is 13 July 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the *'Conditions') set forth in Offering Circular dated 15 October 2004*. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 31 May 2006, which constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 15 October 2004 and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 15 October 2004 and 31 May 2006. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1259A
	(ii)	Tranche Number	2
			To be consolidated and form a single series with the Issuer's TRY 130,000,000 Zero Coupon Notes due 3 March 2015, issued on 3 March 2005 on exchange of the Temporary Global Note for the Permanent Global Note (which is expected to be on or about 28 August, *2006, subject to certification of non-U.S. beneficial* ownership)
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 200,000,000
	(ii)	Tranche:	TRY 70,000,000
5	Issue Price:		33.15 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	17 July 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		3 March 2015
9	Domestic Note:		No
10	Interest Basis:		Zero Coupon (see item 18 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/		Not Applicable

	Payment Basis:	
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	*Method of distribution:*	*Non-syndicated*

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Not Applicable
17	Floating Rate Note Provisions	Not Applicable
18	Zero Coupon Note Provisions	Applicable
	(i) Amortisation Yield (Condition 7(b)):	13.652 per cent. per annum payable annually in arrear
	(ii) Reference Price:	33.15 per cent.
	(iii) Day Count Fraction (Condition 1(a)):	30/360
	(iv) Any other formula/basis of determining amount payable:	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	*Final Redemption Amount (Index* Linked Redemption Notes)	*Not Applicable*
27	*Early Redemption Amount*	
	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions

	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable
	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g)	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's TRY 130,000,000 zero coupon Notes due 2015 issued on 3 March 2005 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B to these Final Terms.
29	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Istanbul, TARGET, subject to Condition 8(h)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	0.35 per cent. of the Aggregate Nominal Amount of the Tranche

37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.50, producing a sum of (for Notes not denominated in Euro):	Euro 35,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 17 July 2006. The original securities are already admitted to trading on the Luxembourg Stock Exchange
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided the *Commission bancaire, financiére et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marches finaciers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	TRY 22,960,000
(iii)	Estimated total expenses:	TRY 245,000 comprising selling concession and combined management and underwriting commission only

6 Yield

Not Applicable

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	(a) Permanent ISIN Code: (b) Temporary ISIN	XS0213576001 XS0261052855
(ii)	(a) Common Code: (b) Temporary Common code:	021357600 026105285
(iii)	Fondscode:	Not Applicable
(iv)	*German WKN-code:*	*Not Applicable*
(v)	Private Placement number:	Not Applicable
(vi)	*Any clearing system(s)* other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	*Not Applicable*
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional	Not Applicable

	Paying/Delivery Agent(s) (if any):	
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount: Not Applicable

FINAL TERMS

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1615A
TRANCHE NO.: 1

EUR 100,000,000 Index Linked Notes 2006 due July 2016

Issue Price: 100 per cent.

Lehman Brothers

The date of these Final Term is 14 July 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1615A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 100,000
7	(i)	Issue Date:	17 July 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		17 July 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Index Linked Interest (further particulars below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	See the annex hereto
	(ii)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount:	Lehman Brothers International (Europe)
	(iii)	Basket:	The basket composed of each Index specified in the annex hereto
	(iv)	Provisions for determining Rate(s) of Interest and Interest Amount where calculated by reference to Index and/or Formula:	See the annex hereto
	(v)	Sponsor:	See the annex hereto
	(vi)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See the annex hereto
	(vii)	Interest Period(s) or Calculation Periods:	The period beginning on (and including) 26 June 2006 and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(viii)	Interest Period Date(s):	Not Applicable
	(ix)	Interest Determination Date(s):	26 June in each year from and including 26 June 2007 up to and including 26 June 2016 (the "**Final Observation Date**")
	(x)	Specified Interest Payment Dates:	17 July of each year, from and including 17 July 2007 to and including the Maturity Date
	(xi)	Business Day Convention:	Modified Following Business Day Convention
	(xii)	Business Centre(s) (Condition 1(a)):	TARGET
	(xiii)	Minimum Rate of Interest:	0 per cent. per annum
	(xiv)	Maximum Rate of Interest:	See the annex hereto

(xv)	Day Count Fraction (Condition 1(a)):	Not Applicable
(xvi)	Exchange:	See the annex hereto
(xvii)	Related Exchange:	See the Annex hereto
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	***Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note***	*EUR 100,000 per Note of EUR 100,000 Specified* Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	***Early Redemption Amount***	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the *same (if required or if different from* that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Condition 10(h) B applies
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Lehman Brothers International (Europe), 25 Bank Street, E14 5LE London, United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro, producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from www.stoxx.com, www.nikkei.co.jp and www.standardandpoors.com. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the above mentioned website, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 17 July 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,000

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such

action has been taken.

4 Interests of natural and legal persons involved in the issue

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 100,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Details on past and future performance as well as the volatility of the Index can be found on www.nikkei.co.jp, www.stoxx.com and www.standardandpoors.com and in Annex B.

The Issuer does not intend to provide post issuance information regarding the underlying Indices.

7 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

8 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

9 Operational Information

(i)	ISIN Code:	XS0259588290
(ii)	Common Code:	025958829
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Valoren: 2611177
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Lehman Brothers International (Europe) 25 Bank Street, E14 5LE London, United Kingdom

10 General

Tradeable Amount:	EUR 100,000
	So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof

ANNEX A

1. **Index Linked Rate of Interest and Interest Amount**

In respect of each Note and each Interest Determination Date, the Rate of Interest (the "**Index Linked Rate of Interest**" or "**R**") shall be a percentage determined by the Calculation Agent on each Interest Determination Date in accordance with the following:

1. If, with respect to an Interest Determination Date, a Trigger Event has not occurred on any previous Interest Determination Date and if the Index Level of the Worst Performing Index on such Interest Determination Date is greater than or equal to 90% of the relevant Initial Index Level:

$$R_t = t \times 6.85\% - \sum_{i=0}^{t-1} R_i$$

Where:

$R_0 = 0\%$

T = the number of the relevant Interest Determination Date (1 to 10)

2. If, with respect to an Interest Determination Date, a Trigger Event has not occurred on any previous Interest Determination Date and if the Index Level of the Worst Performing Index on such Interest Determination Date is less than 90% of the relevant Initial Index Level:

$R_t = 0\%$

3. If, with respect to an Interest Determination Date, a Trigger Event has occurred on any of the previous Interest Determination Dates:

$R_t = 6.85\%$

Accordingly, in respect of each Interest Determination Date, the Interest Amount (the "**Interest Amount**" or "**IA**") per Specified Denomination ("**SD**") payable on the Specified Interest Payment Date immediately following the relevant Interest Determination Date shall be an amount in EUR calculated in accordance with the following formula:

IA = SD x R

2. **Definitions**

"**Basket**" means a basket comprising of three indices (each an "**Index**") described in the table below (or any Successor Index (as defined below) selected by the Calculation Agent in accordance with the terms of this Annex):

Index	**Bloomberg Code**
S&P 500	SPX
Dow Jones EURO STOXX 50	SX5E
Nikkei 225	NKY

"**Disrupted Day**" or "**Disruption**" means: (A) in respect of the Dow Jones EURO STOXX 50, any Scheduled Trading Day on which: (i) the relevant Index Sponsor fails to publish the level of the Dow Jones EuroStoxx 50; (ii) the relevant Related Exchange fails to open for trading during its regular trading session; or (iii) a Market Disruption Event has occurred; and (B) in respect of each of the other Indices, any Scheduled Trading Day on which a relevant Exchange or any Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"***Early Closure***" *means: (A) in respect of the Dow Jones EuroStoxx 50, the closure* on any Exchange Business Day of the relevant Exchange in respect of any Component Security thereof or the relevant Related Exchange prior to its Scheduled Closing Time unless such earlier closing is announced by such Exchange or Related Exchange (as the case may be) at least one hour prior to the earlier of: (i) the actual closing time for the regular trading session on such Exchange or Related Exchange (as the case may be) on such Exchange Business Day; and (ii) the submission deadline for orders to be entered into the relevant Exchange or Related Exchange system for execution at the relevant Valuation Time on such Exchange Business Day; and (B) in respect of each of the Other Indices, the closure on any Exchange Business Day of any relevant Exchange(s) relating to the securities thereof that comprise 20 per cent. or more of the level of the relevant Index or any Related Exchange(s) prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange(s) or Related Exchange(s) at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange(s) or Related Exchange(s) on such Exchange Business Day and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day;

"**Exchange**" means:

(A) in respect of the Dow Jones EuroStoxx 50 and in relation to each component security thereof (each, a "**Component Security**"), the principal stock exchange on which such Component Security is principally traded, as determined by the Calculation Agent;

(B) in respect of the S&P 500, (i) the New York Stock Exchange, (ii) the American Stock Exchange and (iii) the National Association of Securities Dealers Automated Quotation National Market System; and

(C) in respect of the Nikkei 225, the Tokyo Stock Exchange;

or any successor to such exchange or quotation system; and "**Exchanges**" means, as the context requires, such stock exchanges or quotation systems in respect of all or any one or more of the Indices;

"**Exchange Business Day**" means: (A) in respect of the Dow Jones EuroStoxx 50, any Scheduled Trading Day on which: (i) the relevant Index Sponsor publishes the level of the Dow Jones EuroStoxx 50; and (ii) the relevant Related Exchange is open for trading during its regular trading session, notwithstanding the relevant Related Exchange closing prior to its Scheduled Closing Time; and (B) in respect of each of the Other Indices, any Scheduled Trading Day on which each relevant Exchange and each relevant Related Exchange are open for trading during their respective regular trading sessions, notwithstanding any such relevant Exchange or relevant Related Exchange closing prior to its Scheduled Closing Time;

"Exchange Disruption" means: (A) in respect of the Dow Jones EuroStoxx 50, any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to effect transactions in, or obtain market values for: (i) any Component Security on the relevant Exchange in respect of such Component Security; or (ii) futures or options contracts relating to the Dow Jones EuroStoxx 50 on the relevant Related Exchange; and (B) in respect of each of the Other Indices, any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (i) to effect transactions on any relevant Exchange in securities thereof that comprise 20 per cent. or more of the level of the relevant Index, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the relevant Index on any relevant Related Exchange;

"Index" means each of the Indices defined in "Basket" above;

"Index Level" means, in respect of each Index and any Scheduled Trading Day, the official closing level of that Index, as calculated and announced by the relevant Index Sponsor at the Valuation Time on that day;

"Index Sponsor" means (i) for the Dow Jones EuroStoxx 50, Stoxx Limited; (ii) for the S&P 500, Standard and Poor's Corporation; and (iii) for the Nikkei 225, Nihon Keizai Shimbun, Inc. and/or, as the context requires or permits, any successor sponsor accepted by the Calculation Agent pursuant to section 5 below;

"Initial Index Level" means, in respect of each Index, the Initial Level on 26 June 2006 specified as such opposite the relevant Index in the following table:

Index	Initial Index Level
S&P 500	1,250.56
Dow Jones Eurostoxx 50	3,534.84
Nikkei 225	15,152.40

"Market Disruption Event" means:

(A) in respect of the Dow Jones EuroStoxx 50:

(i) (a) the occurrence or existence, in respect of any Component Security thereof, of:

(1) a Trading Disruption;

(2) an Exchange Disruption,

in either case which the Calculation Agent determines is material in respect of such Component Security and, at any time during the one hour period that ends at the relevant Valuation Time in respect of the Exchange on which such Component Security is principally traded; or

(3) an Early Closure in respect of such Component Security; and

(b) the aggregate of all Component Securities thereof in respect of which a Trading Disruption, an Exchange Disruption or an Early Closure occurs or exists comprises 20 per cent. or more of the level of the Dow Jones EuroStoxx 50; or

(ii) the occurrence or existence, in respect of futures or options contracts relating to the Dow Jones EuroStoxx 50, of: (a) a Trading Disruption, (b) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time in respect of the Related Exchange; or (c) an Exchange Disruption, in each case in respect of such futures or options contracts.

For the purposes of determining whether a Market Disruption Event exists in respect of the Dow Jones EuroStoxx 50 at any time, if a Market Disruption Event occurs in respect of a Component Security in the Dow Jones EuroStoxx 50 at that time, then the relevant percentage contribution of that Component Security to the level of the Dow Jones EuroStoxx 50 shall be based on a comparison of (x) the portion of the level of the Dow Jones EuroStoxx 50 attributable to that Component Security to (y) the overall level of the Dow Jones EuroStoxx 50, in each case immediately before the occurrence of such Market Disruption Event;

(B) in respect of each of the Other Indices, the occurrence or existence, in respect of any security thereof of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the relevant Valuation Time, or (iii) an Early Closure;

For the purposes of determining whether a Market Disruption Event exists in respect of each of the Other Indices at any time, if a Market Disruption Event occurs in respect of a security thereof at that time, then the relevant percentage contribution of that security to the level of the relevant Index shall be based on a comparison of (x) the portion of the level of the relevant Index attributable to that security to (y) the overall level of the relevant Index, in each case immediately before the occurrence of such Market Disruption Event;

"**Other Indices**" means the Nikkei 225 and the S&P 500;

"**Related Exchange**" means:

(A) in respect of the Dow Jones EuroStoxx 50, EUREX;

(B) in respect of the S&P 500, both (i) the Chicago Board Options Exchange and (ii) the Chicago Mercantile Exchange; and

(C) in respect of the Nikkei 225, the Osaka Securities Exchange;

and "**Related Exchanges**" mean, as the context requires, such exchanges or quotation systems in respect of all or any one or more of the Indices;

"**Scheduled Trading Day**" means: (A) in the case of the Dow Jones EuroStoxx 50, any day on which: (i) the relevant Index Sponsor is scheduled to publish the level of the Dow Jones EuroStoxx 50; and (ii) the Related Exchange is scheduled to be open for trading for its regular trading session; and (B) in the case of each of the Other Indices, any day on which each Exchange and each Related Exchange are scheduled to be open for trading for their respective regular trading sessions;

"**SD**" means the Specified Denomination of a Note;

"**Trading Disruption**" means: (A) in the case of the Dow Jones EuroStoxx 50, any suspension of or limitation imposed on trading by the relevant Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the relevant Exchange or Related Exchange or otherwise: (i) relating to any Component Security on the Exchange in respect of such Component Security; or (ii) in futures or options contracts relating to the Dow Jones EuroStoxx 50 on the Related Exchange; and (B) in the case of each of the Other Indices, any suspension of or limitation imposed on trading by the relevant Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the relevant Exchange or Related Exchange or otherwise (i) on any relevant Exchange relating to securities that comprise 20 per cent. or more of the level of the relevant

Index, or (ii) in futures or options contracts relating to the relevant Index on any relevant Related Exchange;

"Trigger Date" means each Interest Determination Date *provided that* if at any time on any such Interest Determination Date there is a Disruption in relation to any Index, as determined by the Calculation Agent in its sole and absolute discretion, then notwithstanding the fact that there is a Disruption in relation to that Index on such Trigger Date, the Calculation Agent shall determine in good faith and in a commercially reasonable manner whether a Trigger Event has occurred during such Disruption;

"Trigger Event" occurs if, on any Trigger Date, the Index Level of the Worst Performing Index is equal to or above the relevant Trigger Level, as determined by the Calculation Agent. For the purposes of determining whether a Trigger Event has occurred or is deemed to have occurred, any subsequent correction of a level of an Index published by the relevant Exchange or Index Sponsor, as the case may be, shall not be taken into account by the Calculation Agent;

"Trigger Level" means, in relation to each Index, 120.00 per cent of the Initial Index Level of that Index;

"Valuation Time" means: (A) in respect of the Dow Jones EuroStoxx 50, (i) for the purposes of determining whether a Market Disruption Event has occurred: (a) in respect of any Component Security, the Scheduled Closing Time on the Exchange in respect of Component Security, and (b) in respect of any options contracts or future contracts on the Dow Jones EuroStoxx 50, the close of trading on the Related Exchange; and (ii) in all other circumstances, the time at which the official closing level of the Dow Jones EuroStoxx 50 is calculated and published by the Index Sponsor; and (B) in respect of each of the Other Indices, the Scheduled Closing Time on the relevant Exchange.

"Worst Performing Index" means, as determined by the Calculation Agent at the Valuation Time on each Interest Determination Date, the Index whose performance relative to the relevant Initial Index $Level_i$ is the lowest.

3. **Disrupted Days**

If, in respect of any Index, an Interest Determination Date is a Disrupted Day, then the Interest Determination Date for each Index not affected by the occurrence of a Disrupted Day shall be the scheduled Interest Determination Date and the Interest Determination Date for each Index affected by the occurrence of a Disrupted Day shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day relating to the relevant Index, unless there is a Disrupted Day relating to that Index on each of the three Scheduled Trading Days immediately following the date that, but for the occurrence of the Disrupted Day, would have been the relevant Interest Determination Date. In that case:

(a) the earlier of (i) that third following Scheduled Trading Day and (ii) the day which is the third weekday (meaning any weekend excluding any Saturdays and Sundays) prior to the Maturity Date shall be deemed to be the Interest Determination Date (the "Deemed Date") for the relevant Index notwithstanding it is a Disrupted Day; and

(b) the Calculation Agent shall determine its good faith estimate of the level of that Index that would have prevailed but for that Disruption Day as of the Valuation Time on the Deemed Date based on the formula for and method of calculating the relevant Index last in effect prior to the occurrence of the first Disrupted Day using the relevant Exchange traded or quoted price as of the Valuation Time on the Deemed Date of each security comprised in the relevant Index or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that fifth Scheduled Trading Day, its good faith estimate of the value for the relevant security as of the Valuation Time on the Deemed Date.

4. Adjustments to Indices

4.1 ***Successor Index***: If any Index is (i) not calculated and announced by the relevant Index Sponsor but is calculated and announced by a successor sponsor acceptable to the Calculation Agent, or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of that Index, then in each case that index (the "**Successor Index**") will be deemed to be the Index.

4.2 ***Index Adjustment Event***: If (i) on or prior to the Final Observation Date, an Index Sponsor announces that it will make a material change in the formula for or the method of calculating any Index or in any other way materially modifies that Index (other than a modification prescribed in that formula or method to maintain that Index in the event of changes in constituent stock and capitalization and other routine events) (an "**Index Modification**") or permanently cancels the Index and no Successor Index exists (an "**Index Cancellation**") or (ii) the relevant Index Sponsor fails to calculate and announce any Index (an "**Index Disruption**" and together with an Index Modification and an Index Cancellation, each an "**Index Adjustment Event**"), then the Calculation Agent shall determine if such Index Adjustment Event has a material effect on the Notes and, if so, shall make its determination for the purposes of calculating the Early Redemption Amount or Final Redemption Amount or Interest Amount using, in lieu of a published level for the relevant Index, the level for that Index as at that Interest Determination Date and as determined by the Calculation Agent in accordance with the formula for and method of calculating the relevant Index last in effect prior to the change, failure or cancellation, but using only those securities that comprised that Index immediately prior to that Index Adjustment Event.

5. Correction of Index

In the event that any Index Level$_i$ is subsequently corrected and the correction is published by the relevant Exchange or Index Sponsor within one Settlement Cycle after the original publication, the Calculation Agent will determine the amount that is payable as a result of that correction, and, to the extent necessary, will adjust the provisions of these Final Terms or the Conditions to account for such correction.

For the purposes of this section 5 the following terms shall have the following respective meanings:

"**Clearance System**" means, in respect of any Index at any time, the domestic clearance system customarily used for settling trades in the securities comprised in the relevant Index at that time;

"Clearance System Business Day" means, in respect of a Clearance System, any day on which such Clearance System is (or but for the occurrence of a Settlement Disruption Event, would have been) open for the acceptance and execution of settlement instructions;

"Settlement Cycle" means the period of Clearance System Business Days following a trade in the securities comprised in the relevant Index on the relevant Exchange in which settlement will customarily occur according to the rules of such Exchange (or if there are multiple Exchanges in respect of the Index, the longest such period); and

"Settlement Disruption Event" means an event beyond the control of the Issuer as a result of which the relevant Clearing System cannot clear the transfer of securities comprised in the relevant Index.

6. **Notification of Early Redemption Amount, Final Redemption Amount, Interest Amount, Disrupted Days, Disruption, Trigger Event**

6.1 ***Notice to Issuer:*** As soon as reasonably practicable after calculating or otherwise determining the Early Redemption Amount or Final Redemption Amount or Interest Amount, as the case may be, the Calculation Agent shall give notice of the relevant amount to the Issuer.

6.2 ***Notice of Disrupted Day or Disruption:*** The Calculation Agent shall as soon as reasonably practicable notify the Issuer of the existence or occurrence of a Disrupted Day or Disruption on any day which but for such Disrupted Day would have been a Trigger Date or the Interest Determination Date.

6.3 ***Trigger Event:*** Upon the occurrence of a Trigger Event, the Calculation Agent shall give notice as soon as practicable to the Issuer stating the occurrence of the Trigger Event and giving details thereof.

6.4 ***Notice to Noteholders:*** Adjustments in accordance with the foregoing sections shall be calculated by the Calculation Agent, shall be notified to the Noteholders in accordance with Condition 17 (*Notices*) and shall be (in the absence of manifest error) binding on all parties concerned. However, Noteholders should be aware that there may be, necessarily, some delay between the time at which any of the above events occur and the time at which it is reported to Noteholders.

7. **The Calculation Agent**

The Calculation Agent shall have no responsibility to Noteholders for good faith errors or omissions in its calculations and determinations as provided in the Terms and Conditions except such as may result from its own wilful default, gross negligence or bad faith. The calculations and determinations of the Calculation Agent shall be made in accordance with the Terms and Conditions (having regard in each case to the criteria stipulated herein and where relevant on the basis of information provided to or obtained by employees or officers of the Calculation Agent responsible for making the relevant calculation or determination) and shall, in the absence of manifest error, be final, conclusive and binding on the Noteholders. Noteholders shall not be entitled to make any claim against the Calculation Agent or the Issuer in the case where the relevant Index Sponsor shall have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the relevant Index.

Nothing contained herein shall prevent the Calculation Agent from dealing in these Notes or from entering into any related transactions, including without limitation any swap or hedging transactions, with the Issuer (or any of its affiliates) or any holder of Notes (or any of its affiliates).

ANNEX B

Information about the Underlying Indices

All disclosures contained in these Final Terms regarding the Index are derived from publicly available documents or other specified publicly available sources. The Issuer has not participated in the preparation of such documents nor made any due diligence inquiry with respect to the information provided therein.

Investors in the Notes are urged to conduct their own investigation into the Index. Furthermore, there can be no assurance that all events occurring prior to the date of these Final Terms (including events that would affect the accuracy or completeness of such publicly available documents) that would affect the level of the Index (and therefore the trading price of the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure or failure to disclose material future events concerning the Index could affect the trading price and redemption value of the Notes.

Dow Jones EURO STOXX 50® Index (the Index)

1. **Description**

The Index is a capitalization-weighted index of 50 European blue-chip stocks from those countries participating in the EMU. The equities use free float shares in the index calculation. The Index was developed with a base value of 1000 as of December 31, 1991. The Index uses float shares.

2. **Graph**

The following graph sets out, for the period indicated, the daily closing levels of the Index:


3548.04 -14.52
Index GP
Graphe Ligne

Source: Bloomberg

2. Further Information

The Index is calculated and announced by

STOXX Limited
Selnaustrasse 30
CHH-8021 Zurich, Switzerland

Website: www.stoxx.com

3. Index Disclaimer

STOXX and Dow Jones have no relationship to the Issuer, other than the licensing of the Dow Jones Euro STOXX 50® and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- **STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50 Index and the data included in the Dow Jones EURO STOXX 50 Index;**
  - **The accuracy or completeness of the Dow Jones EURO STOXX 50 Index and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50 Index and its data;**
- **STOXX and Dow Jones will have no liability for any *errors, omissions or* interruptions in the Dow Jones EURO STOXX 50 Index or its data;**
- **Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.**

The licensing agreement between the Issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

S&P 500® Index

Index description

Standard and Poor's 500 Index is a capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. The index was developed with a base level of 10 for the 1941-43 base period. (Source: Bloomberg)

Historical Information

The following graph sets out, for the period indicated, the daily closing levels of the S&P 500® Index:


SPX 1242.29Y
Index GP
Ligne Trade

Further Information

Further information on the S&P 500® Index and the daily closing Index levels for S&P 500® Index can be obtained from the following Bloomberg Pages and the website:

Index	Bloomberg Screen	Calculated and announced by	website
S&P 500® Index	SPX	Standard and Poor's, 55 Water Street NY, NY 10041	www.standardandpoors.com

S&P 500® Index disclaimer

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500®", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Rabobank International (the "Licensee"). The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance.

S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the Notes. S&P has no obligation to take the needs of the Licensee or the owners of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Nikkei 225® Index

Index Description

The Nikkei-225 Stock Average is a price-weighted average of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange. The Nikkei Stock Average was first published on May 16, 1949, where the average price was JPY 176.21 with a divisor of 225. (Source: Bloomberg)

Historical Information

The following graph sets out, for the period indicated, the daily closing levels of the Nikkei 225® Index:


NKY ↑14845.24 -252.71
Index GP
Graphe Ligne

Further information

Further information on the Nikkei 225® Index and the daily closing Index levels for Nikkei 225® *Index can be obtained from the following* Bloomberg Pages and the website:

Index	Bloomberg Screen	Calculated and announced by	website
Nikkei 225® Index	NKY	1.1 1-9-5 Otemachi Chiyoda-ku	www.nni.nikkei.co.jp

Tokyo 100-8066
Japan

The Nikkei 225 Index disclaimers

The Nikkei 225 Index ("Index") is an intellectual property of Nihon Keizai Shimbun, Inc. (the "Index Sponsor"). "Nikkei", "Nikkei Stock Average", and "Nikkei 225" are the service marks of the Index Sponsor. The Index Sponsor reserves all the right, including copyright, to the Index.

The Notes are not in any way sponsored, endorsed or promoted by the Index Sponsor. The Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Index or the figure at which the Index stands at any particular day or otherwise. The Index is compiled and calculated solely by the Index Sponsor. However, the Index Sponsor shall not be liable to any person for any error in the Index and the Index Sponsor shall not be under any obligation to advise any person, including a purchaser or vendor of the Notes, of any error therein.

In addition, the Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Index and is under no obligation to continue the calculation, publication and dissemination of the Index.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1549A
TRANCHE NO.: 3

USD200,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011
(to be consolidated and form a single series with the Issuer's USD500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 15 February 2006 and the USD300,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 16 May 2006)

Issue Price: 99.24 per cent. (plus 155 days' accrued interest from and including 15 February 2006 to but excluding 20 July 2006)

Rabobank International
Daiwa Securities SMBC Europe
Merrill Lynch International

TD Securities

The date of these Final Terms is 18 July 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated 31 May 2006. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 31 May 2006, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 11 July 2005 and the supplemental Offering Circulars dated 8 September 2005 and 21 November 2005. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 11 July 2005 and 31 May 2006 and the supplemental Offering Circulars dated 8 September 2005 and 21 November 2005. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars and the supplemental Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars and the supplemental Offering Circulars, contains all information that is material in the context of the issue of the Notes. The Offering Circulars and the supplemental Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1549A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		U.S. Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	USD200,000,000 (to be consolidated and form a single series with the Issuer's USD500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 15 February 2006 and the USD300,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 16 May 2006 on exchange of the temporary Global Notes for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
	(ii)	Series:	USD1,000,000,000
5	Issue Price:		99.24 per cent. of the Aggregate Nominal Amount of the Notes plus 155 days' accrued interest from and including 15 February 2006 to but excluding 20 July 2006

6	Specified Denominations:	USD1,000, USD10,000 and USD100,000
7	(iii) Issue Date:	20 July 2006
	(iv) Interest Commencement Date (if different from the Issue Date):	15 February 2006
8	Maturity Date:	15 February 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	5.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(v) Status of the Notes:	Senior
	(vi) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Applicable
	(vii) Rate of Interest:	5.00 per cent. per annum payable annually in arrear
	(viii) Interest Payment Dates:	15 February in each year commencing 15 February 2007 and ending on the Maturity Date
	(ix) Fixed Coupon Amounts:	USD50 per USD1,000 in nominal amount USD500 per USD10,000 in nominal amount USD5,000 per USD100,000 in nominal amount
	(x) Broken Amount:	Not Applicable
	(xi) Day Count Fraction (Condition 1(a)):	30/360
	(xii) Determination Dates (Condition 1(a)):	Each Interest Payment Date
	(xiii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable

19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Index Linked Redemption Notes) of each Note	USD1,000 per Note of USD1,000 specified denomination USD10,000 per Note of USD10,000 specified denomination USD100,000 per Note of USD100,000 specified denomination
25	Final Redemption Amount (Equity Linked Redemption Notes):	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes):	Not Applicable
27	Early Redemption Amount	
	(xiv) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(xv) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(xvi) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(xvii) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g)	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes:	Bearer Notes
	(xviii) Temporary or permanent	Temporary Global Note which will be

	global Note/Certificate:	exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's USD500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 15 February 2006 and the USD300,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 16 May 2006 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B to these Final Terms.
29	Financial Centres (Condition 10(h)) or other special provisions relating to payment dates:	London, New York, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders.

			Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(xix)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18 3521 CB Utrecht The Netherlands Daiwa Securities SMBC Europe Limited 5 King William Street London EC4N 7AX United Kingdom Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(xx)	Stabilising Manager (if any):	Not Applicable
	(xxi)	Dealer's Commission:	A combined management and underwriting commission of 0.10 per cent. of the Aggregate Nominal Amount of the Notes comprising Tranche 3 and a selling commission of 1.775 per cent. of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.788043, producing a sum of (for Notes not denominated in Euro):	Euro 157,608,600
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 20 July 2006. The Notes are to be consolidated and form a single series with the Issuer's USD500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 15 February 2006 and the USD300,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 16 May 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,875

2 RATING

Rating:	The Notes have been rated Aaa, AAA and AA+ by Moody's Investors Service, Inc. ("**Moody's**"), Standard & Poor's Ratings Services ("**Standard & Poor's**") and Fitch Ratings Ltd. ("**Fitch**"), respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denotes expectations of low credit risk. It indicates a very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisión Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular
(ii)	Estimated net proceeds	USD199,035,555.56
(iii)	Estimated total expenses:	USD3,721,500 (comprising a combined management and underwriting commission and a selling commission)

6 YIELD

Indication of yield:	5.597 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10 **PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

11 **OPERATIONAL INFORMATION**

(i)	(a) Temporary ISIN Code:	XS0261446800
	(b) Permanent ISIN Code:	XS0244223219
(ii)	(a) Temporary Common Code:	026144680
	(b) Permanent Common Code:	024422321
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:

By:

Duly authorised

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1581A
TRANCHE NO: 2

USD 200,000,000 5.125 per cent. Fixed Rate Notes 2006 due 11 December 2008 (the "Notes") (to be consolidated and form a single series with the USD 500,000,000 5.125 per cent. Fixed Rate Notes 2006 due 11 December 2008 issued on 27 April 2006)

Issue Price: 100.276 per cent.

(plus 84 days' accrued interest from
and including 27 April 2006 to but excluding 21 July 2006)

TD Securities **Morgan Stanley**

The date of these Final Terms is 19 July 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated 31 May 2006. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 31 May 2006, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 11 July 2005 (as set out in Schedule I hereto) and the supplemental Offering Circulars dated 8 September 2005 and 21 November 2005. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 11 July 2005 and 31 May 2006 and the supplemental Offering Circulars dated 8 September 2005 and 21 November 2005. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars and the supplemental Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars and the supplemental Offering Circulars, contains all information that is material in the context of the issue of the Notes. The Offering Circulars and the supplemental Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1581A
	(ii) Tranche Number:	2
3	Specified Currency or Currencies:	United States Dollars ("**USD**")
4	Aggregate Nominal Amount:	
	(i) Tranche:	USD 200,000,000 (to be consolidated and form a single series with the Issuer's USD500,000,000 5.125 per cent. Fixed Rate Notes 2006 due 11 December 2008 issued on 27 April 2006 on exchange of the temporary Global Notes for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
	(ii) Series:	USD 700,000,000
5	Issue Price:	100.276 per cent. of the Aggregate Nominal Amount plus 84 days accrued interest from and including 27 April 2006 to but excluding 21 July 2006 (Fixed Re-Offer Price: 98.951 per cent. of the Aggregate Nominal Amount plus 84 days accrued interest from and including 27 April 2006 to but excluding 21 July 2006)

6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	21 July 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 April 2006
8	Maturity Date:		11 December 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.125 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	11 December in each year commencing on 11 December 2006 (short first coupon) and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	USD 51.25 per USD 1,000 in nominal amount
	(iv)	Broken Amount:	USD 31.89 per USD 1,000 in nominal amount in respect of the period from and including 27 April 2006 to but excluding 11 December 2006
	(v)	Day Count Fraction (Condition 1(a)):	30E/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	***Zero Coupon Note Provisions***		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (*all Notes* except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	*USD 1,000 per Note of USD 1,000 Specified* Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption *for taxation reasons (Condition* 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become *void upon early redemption* (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for *Definitive Notes in the limited circumstances* specified in the permanent Global Note.

		Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 7(i)(a) and 7(ii)(a), respectively, of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's USD500,000,000 5.125 per cent. Fixed Rate Notes 2006 due 11 December 2008 issued on 27 April 2006 and the ISIN and Common Codes will be those set out in paragraphs 7(i)(b) and 7(ii)(b), respectively, of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York, subject to condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA United Kingdom
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.325 per cent. selling concession 0.05 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.786886 producing a sum of (for Notes not denominated in Euro):	Euro 157,377,200
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 21 July 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,390

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	USD 200,193,666.67 (including 84 days accrued interest)
(iii)	Estimated total expenses:	USD 2,750,000 (comprising of selling concession and combined management and underwriting commission)
6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	5.003 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	(a) Temporary ISIN Code:	XS0261687163
	(b) Permanent ISIN Code:	XS0252359913
(ii)	(a) Temporary Common Code::	026168716
	(b) Permanent Common Code:	025235991
(iii)	WKN (German security code):	A0GVW9
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses)of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B,A, (Rabobank International)	Not Applicable